EXHIBIT 21

Subsidiaries of the Registrant:

CBI Acquisition Corp., a Delaware Corporation

Subsidiaries of The New Haven Savings Bank:

Fairbank Corporation, a Connecticut corporation

NHSB Development Corporation, a Connecticut corporation

The Loan Source, Inc., a Connecticut corporation

NHSB Servicing Company, a Connecticut corporation

NHSB Financial Services, Inc., a Connecticut corporation